Exhibit 2

2018 FOURTH QUARTER RESULTS ï,§ Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH ï,§ Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS
CEMEX LatAm Holdings

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume	6,649	7,133	(7%)	1,679	1,679	0%
Consolidated domestic gray cement volume	5,855	6,241	(6%)	1,489	1,485	0%
Consolidated ready-mix volume	2,604	2,908	(10%)	659	712	(7%)
Consolidated aggregates volume	6,265	6,985	(10%)	1,471	1,751	(16%)
Net sales	1,108	1,206	(8%)	260	278	(7%)
Gross profit	459	536	(14%)	112	127	(11%)
as % of net sales	41.4%	44.4%	(3.0pp)	43.2%	45.5%	(2.3pp)
Operating earnings before other expenses, net	168	239	(30%)	39	55	(30%)
as % of net sales	15.1%	19.8%	(4.7pp)	14.9%	19.7%	(4.8pp)
Controlling interest net income (loss)	63	46	36%	10	-33	N/A
Operating EBITDA	243	314	(23%)	55	72	(24%)
as % of net sales	21.9%	26.0%	(4.1pp)	21.1%	25.9%	(4.8pp)
Free cash flow after maintenance capital expenditures	54	76	(29%)	19	-1	n/a
Free cash flow	52	45	16%	18	-1	N/A
Net debt	805	882	(9%)	805	882	(9%)
Total debt	842	927	(9%)	842	927	(9%)
Earnings of continuing operations per share	0.13	0.14	(8%)	0.02	(0.01)	N/A
Shares outstanding at end of period	557	557	0%	557	557	0%
Employees	4,067	4,297	(5%)	4,067	4,297	(5%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the fourth quarter of 2018 declined by 7% compared to those of the fourth quarter of 2017. On a like-to-like basis, adjusting for foreign exchange fluctuations, net sales during the quarter declined by 2%. For the full year consolidated net sales decreased by 8% compared to those of 2017. The full year decline was mostly due to lower consolidated volumes and lower consolidated ready-mix and aggregates prices, in U.S. dollar terms.

Cost of sales as a percentage of net sales during 2018 increased by 3pp from 55.6% to 58.6%, on a year-over-year basis.

Operating expenses as a percentage of net sales during 2018 increased by 1.5pp from 24.7% to 26.2%, compared to those of 2017.

Operating EBITDA during the fourth quarter of 2018 declined by 24% compared to that of the fourth quarter of 2017. During the full year operating EBITDA decreased by 23% compared to that of 2017. The full year decline was mainly due to lower volumes and increased energy costs. The impact of lower volumes on EBITDA in Colombia, Panama, and Nicaragua was $27, $21 and $13 million dollars, respectively.

Operating EBITDA margin during the fourth quarter of 2018 declined by 4.8pp, compared to that of the fourth quarter of 2017. During 2018 operating EBITDA margin decreased by 4.1pp compared to that of 2017.

Controlling interest net income during 2018 reached US$63 million, an increase of 36% versus 2017. During the fourth quarter of 2018 our controlling interest net income reached US$10 million, an improvement of US$43 million compared to that of the fourth quarter of 2017.

Total debt at the end of the year declined to US$842 million, 9% lower than that of 2017.

2018 Fourth Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	524	566	(7%)	125	134	(6%)
Operating EBITDA	95	113	(16%)	23	30	(24%)
Operating EBITDA margin	18.2%	20.0%	(1.8pp)	18.3%	22.6%	(4.3pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(6%)	4%	(11%)	(8%)	(14%)	(15%)
Price (USD)	1%	(5%)	0%	(6%)	(1%)	(4%)
Price (local currency)	2%	2%	0%	1%	(0%)	4%

Year-over-year percentage variation.

In Colombia, during the fourth quarter our domestic gray cement volume increased by 4%, while our ready-mix and aggregates volumes declined by 8% and 15%, respectively, compared to those of the fourth quarter of 2017. For the full year, our domestic gray cement, ready-mix and aggregates volumes decreased by 6%, 11%, and 14%, respectively, compared to those of 2017.

We are encouraged by the improving trends in the Colombian economy and in national cement demand. During 4Q18, our cement volumes increased by 4% year-over-year and by 7% sequentially.

Our cement, ready-mix and aggregates prices increased by 2%, 1% and 4%, respectively, during the quarter on a year-over-year basis in local-currency terms.

Panama

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	222	266	(17%)	53	54	(3%)
Operating EBITDA	64	109	(41%)	13	21	(37%)
Operating EBITDA margin	29.0%	40.8%	(11.8pp)	25.0%	38.5%	(13.5pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(18%)	(8%)	(15%)	(4%)	(8%)	(10%)
Price (USD)	(1%)	(2%)	(7%)	(2%)	1%	8%
Price (local currency)	(1%)	(2%)	(7%)	(2%)	1%	8%

Year-over-year percentage variation.

In Panama, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes declined by 8%, 4%, and 10%, respectively, compared to those of the fourth quarter of 2017. During 2018, our domestic gray cement, ready-mix and aggregates volumes decreased by 18%, 15%, and 8%, respectively, compared to those of 2017.

We estimate that national-cement demand declined by around 6% during the quarter and 13% during 2018. Industry volumes were particularly low during the second quarter due to the construction-workers strike and remained quite low for the rest of the year.

During 2018, improvement in infrastructure activity was more than offset by lower demand from both the residential and the industrial-and-commercial sectors, which did not improve despite a 4.3% GDP growth during 2018.

In the infrastructure sector, the most relevant projects during the quarter were the Panama Northern Corridor highway, the Via Transísmica highway, the urban renovation of Colón City, the ITSE College, as well as the metro's second line.

2018 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	139	149	(7%)	27	35	(23%)
Operating EBITDA	45	53	(15%)	9	13	(35%)
Operating EBITDA margin	32.6%	35.7%	(3.1pp)	31.3%	37.3%	(6.0pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(16%)	6%	(4%)	9%	9%
Price (USD)	2%	(2%)	3%	7%	(12%)	(9%)
Price (local currency)	3%	4%	5%	14%	(11%)	(3%)

Year-over-year percentage variation.

In Costa Rica, during the fourth quarter our domestic gray cement and ready-mix volumes declined by 16% and 4%, respectively, while our aggregates volumes increased by 9%, compared to those of the fourth quarter of 2017. For the full year, our domestic gray cement, ready-mix and aggregates volumes increased by 1%, 6% and 9%, respectively, compared to those of 2017.

We estimate that national cement consumption declined by 7%, both during the quarter and the full year. Increased activity in the industrial-and-commercial sector was more than offset by lower demand from the residential and infrastructure sectors.

Regarding pricing for our products, quarterly cement and ready-mix prices in local-currency terms improved by 4% and 14%, respectively, on a year-over-year basis.

Rest of CLH

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	239	249	(4%)	59	60	(2%)
Operating EBITDA	74	87	(15%)	18	19	(7%)
Operating EBITDA margin	30.9%	34.8%	(3.9pp)	30.1%	31.7%	(1.6pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	4%	(1%)	(15%)	(23%)	(71%)
Price (USD)	(2%)	(4%)	(4%)	(6%)	(9%)	(4%)
Price (local currency)	1%	1%	(1%)	(1%)	(4%)	0%

Year-over-year percentage variation.

In the Rest of CLH, region which includes our operations in Nicaragua, Guatemala and El Salvador, during the fourth quarter our domestic gray cement volume increased by 4%, while our ready-mix and aggregates volumes declined by 15% and 71%, respectively, compared to those of the fourth quarter of 2017. During 2018, our domestic gray cement, ready-mix and aggregates volumes decreased by 2%, 1% and 23%, respectively, compared to those of 2017.

In Nicaragua, due to the economic uncertainty, private investment remains paralyzed and commercial banks continue restricting consumer-and-business credit to preserve liquidity. Our cement volumes during the quarter and the full year declined by 10% and 14%, respectively. Our sequential volumes during the quarter increased by 5% due to the acceleration of some government projects.

With regards to Guatemala, we estimate that national-cement demand increased in the mid-single digits during 2018. Our cement volumes increased 7% during 2018, outperforming the industry because we are directly reaching more retailers where we have distribution capabilities, while our ready-mix volumes benefited from improved service and client coverage in Guatemala City.

2018 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**168**	**239**	**(30%)**	**39**	**55**	**(30%)**
+ Depreciation and operating amortization	75	75		16	17	
Operating EBITDA	**243**	**314**	**(23%)**	**55**	**72**	**(24%)**
- Net financial expense	59	63		16	17	
- Capital expenditures for maintenance	44	50		17	15	
- Change in working Capital	(5)	18		(15)	26	
- Taxes paid	58	100		18	17	
- Other cash items (Net)	31	4		(1)	0	
- Free cash flow discontinued operations	2	3		0	(1)	
Free cash flow after maintenance capital exp	**54**	**76**	**(29%)**	**19**	**(1)**	**n/a**
- Strategic Capital expenditures	1	30		1	(0)	
Free cash flow	**52**	**45**	**16%**	**18**	**(1)**	**n/a**

In millions of US dollars, except percentages.

Additionally, we received about US$31 million dollars during the third quarter related to the gross proceeds from the sale of our business in Brazil. Free cash flow and the proceeds from the Brazil divestment were mainly used to reduce debt during 2018.

Information on Debt

	Fourth Quarter			Third Quarter
	2018	2017	% var	2018
Total debt [1, 2]	**842**	**927**		**834**
Short term	1%	37%		24%
Long term	99%	63%		76%
Cash and cash equivalents	37	45	(18%)	24
Net debt	**805**	**882**	**(9%)**	**810**
Net debt / EBITDA	**3.3x**	**2.8x**		**3.1x**

	Fourth Quarter	
	2018	2017
Currency denomination		
U.S. dollar	99%	98%
Colombian peso	1%	2%
Interest rate		
Fixed	61%	63%
Variable	39%	37%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2018 Fourth Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January - December 2018	2017	% var	Fourth Quarter 2018	2017	% var
Net sales	1,108,329	1,206,453	(8%)	259,809	278,266	(7%)
Cost of sales	(649,670)	(670,188)	3%	(147,481)	(151,567)	3%
Gross profit	**458,659**	**536,265**	**(14%)**	**112,328**	**126,699**	**(11%)**
Operating expenses	(290,848)	(297,543)	2%	(73,733)	(71,909)	(3%)
Operating earnings before other expenses, net	**167,811**	**238,722**	**(30%)**	**38,595**	**54,790**	**(30%)**
Other expenses, net	3,757	(34,386)	n/a	4,461	(28,339)	n/a
Operating earnings	**171,568**	**204,336**	**(16%)**	**43,056**	**26,451**	**63%**
Financial expenses	(59,000)	(63,256)	7%	(16,062)	(16,664)	4%
Other income (expenses), net	(3,469)	(4,649)	25%	(14,058)	(3,567)	(294%)
Net income before income taxes	**109,099**	**136,431**	**(20%)**	**12,936**	**6,220**	**108%**
Income tax	(36,593)	(56,894)	36%	(3,249)	(11,739)	72%
Profit of continuing operations	72,506	79,537	(9%)	9,687	(5,519)	n/a
Discontinued operations	(9,556)	(33,126)	71%	(173)	(27,566)	0%
Consolidated net income	**62,950**	**46,411**	**36%**	**9,514**	**(33,085)**	**n/a**
Non-controlling Interest Net Income	(194)	(316)	39%	(8)	(28)	73%
Controlling Interest Net Income	**62,756**	**46,095**	**36%**	**9,506**	**(33,113)**	**n/a**
Operating EBITDA	**242,507**	**314,108**	**(23%)**	**54,768**	**72,019**	**(24%)**
Earnings of continued operations per share	**0.13**	**0.14**	**(8%)**	**0.02**	**(0.01)**	**n/a**
Earnings of discontinued operations per share	**(0.02)**	**(0.06)**	**71%**	**(0.00)**	**(0.05)**	**99%**

BALANCE SHEET	as of December 31 2018	2017	% var
Total Assets	**3,047,781**	**3,293,989**	**(7%)**
Cash and Temporary Investments	37,126	45,154	(18%)
Trade Accounts Receivables	87,465	115,475	(24%)
Other Receivables	64,841	58,238	11%
Inventories	81,172	82,675	(2%)
Assets held for sale	0	0	n/a
Other Current Assets	38,567	25,745	50%
Current Assets	309,171	327,287	(6%)
Fixed Assets	1,162,672	1,250,521	(7%)
Other Assets	1,575,938	1,716,181	(8%)
Total Liabilities	**1,530,180**	**1,750,944**	**(13%)**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	294,557	682,837	(57%)
Current Liabilities	294,557	682,837	(57%)
Long-Term Liabilities	1,218,048	1,052,481	16%
Other Liabilities	17,575	15,626	12%
Consolidated Stockholders' Equity	**1,517,601**	**1,543,045**	**(2%)**
Non-controlling Interest	5,296	4,910	8%
Stockholders' Equity Attributable to Controlling Interest	1,512,305	1,538,135	(2%)

2018 Fourth Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	3,293,999	3,568,554	(8%)	839,374	834,939	1%
Cost of sales	(1,930,846)	(1,982,340)	3%	(476,473)	(454,778)	(5%)
Gross profit	**1,363,153**	**1,586,214**	**(14%)**	**362,901**	**380,161**	**(5%)**
Operating expenses	(864,412)	(880,101)	2%	(238,209)	(215,764)	(10%)
Operating earnings before other expenses, net	**498,741**	**706,113**	**(29%)**	**124,692**	**164,397**	**(24%)**
Other expenses, net	11,166	(101,711)	n/a	14,410	(85,031)	n/a
Operating earnings	**509,907**	**604,402**	**(16%)**	**139,102**	**79,366**	**75%**
Financial expenses	(175,351)	(187,105)	6%	(51,890)	(49,999)	(4%)
Other income (expenses), net	(10,311)	(13,750)	25%	(45,418)	(10,703)	(324%)
Net income before income taxes	**324,245**	**403,547**	**(20%)**	**41,794**	**18,664**	**124%**
Income tax	(108,753)	(168,286)	35%	(10,498)	(35,224)	70%
Profit of continuing operations	215,492	235,261	(8%)	31,296	(16,560)	n/a
Discontinued operations	(28,403)	(97,983)	71%	(558)	(82,712)	99%
Consolidated net income	**187,089**	**137,278**	**36%**	**30,738**	**(99,272)**	**n/a**
Non-controlling Interest Net Income	(576)	(933)	38%	(28)	(84)	67%
Controlling Interest Net Income	**186,513**	**136,345**	**37%**	**30,710**	**(99,356)**	**n/a**
Operating EBITDA	**720,741**	**929,097**	**(22%)**	**176,942**	**216,093**	**(18%)**
Earnings of continued operations per share	**392**	**422**	**(7%)**	**57**	**(30)**	**n/a**
Earnings of discontinued operations per share	**(52)**	**(176)**	**(71%)**	**(1)**	**(149)**	**99%**

	as of December 31		
BALANCE SHEET	2018	2017	% var
Total Assets	**9,904,526**	**9,829,262**	**1%**
Cash and Temporary Investments	120,649	134,738	(10%)
Trade Accounts Receivables	284,238	344,578	(18%)
Other Receivables	210,717	173,782	21%
Inventories	263,788	246,703	7%
Assets held for sale	0	0	n/a
Other Current Assets	125,338	76,822	63%
Current Assets	1,004,730	976,623	3%
Fixed Assets	3,778,392	3,731,553	1%
Other Assets	5,121,404	5,121,086	0%
Total Liabilities	**4,972,702**	**5,224,816**	**(5%)**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	957,236	2,037,587	(53%)
Current Liabilities	957,236	2,037,587	(53%)
Long-Term Liabilities	3,958,350	3,140,600	26%
Other Liabilities	57,116	46,629	22%
Consolidated Stockholders' Equity	**4,931,824**	**4,604,446**	**7%**
Non-controlling Interest	17,209	14,652	17%
Stockholders' Equity Attributable to Controlling Interest	4,914,615	4,589,794	7%

2018 Fourth Quarter Results Page 7

OPERATING RESULTS

CEMEX LatAm Holdings

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
NET SALES						
Colombia	524,330	565,649	(7%)	125,081	133,630	(6%)
Panama	222,036	266,273	(17%)	52,624	54,481	(3%)
Costa Rica	139,087	148,855	(7%)	27,156	35,123	(23%)
Rest of CLH	238,750	249,115	(4%)	58,621	59,872	(2%)
Others and intercompany eliminations	(15,874)	(23,439)	32%	(3,673)	(4,840)	24%
TOTAL	**1,108,329**	**1,206,453**	**(8%)**	**259,809**	**278,266**	**(7%)**
GROSS PROFIT						
Colombia	201,235	211,696	(5%)	48,830	52,564	(7%)
Panama	85,081	125,276	(32%)	18,237	25,191	(28%)
Costa Rica	66,004	70,619	(7%)	14,501	17,638	(18%)
Rest of CLH	99,505	109,440	(9%)	25,548	25,196	1%
Others and intercompany eliminations	6,834	19,234	(64%)	5,212	6,110	(15%)
TOTAL	**458,659**	**536,265**	**(14%)**	**112,328**	**126,699**	**(11%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	67,736	86,666	(22%)	16,220	23,160	(30%)
Panama	48,223	91,768	(47%)	8,516	17,175	(50%)
Costa Rica	40,625	47,887	(15%)	7,411	11,806	(37%)
Rest of CLH	67,227	80,887	(17%)	15,946	17,526	(9%)
Others and intercompany eliminations	(56,000)	(68,486)	18%	(9,498)	(14,877)	36%
TOTAL	**167,811**	**238,722**	**(30%)**	**38,595**	**54,790**	**(30%)**
OPERATING EBITDA						
Colombia	95,408	112,961	(16%)	22,901	30,148	(24%)
Panama	64,316	108,512	(41%)	13,133	20,997	(37%)
Costa Rica	45,336	53,146	(15%)	8,504	13,088	(35%)
Rest of CLH	73,818	86,743	(15%)	17,633	18,961	(7%)
Others and intercompany eliminations	(36,371)	(47,254)	23%	(7,403)	(11,175)	34%
TOTAL	**242,507**	**314,108**	**(23%)**	**54,768**	**72,019**	**(24%)**
OPERATING EBITDA MARGIN						
Colombia	18.2%	20.0%		18.3%	22.6%	
Panama	29.0%	40.8%		25.0%	38.5%	
Costa Rica	32.6%	35.7%		31.3%	37.3%	
Rest of CLH	30.9%	34.8%		30.1%	31.7%	
TOTAL	**21.9%**	**26.0%**		**21.1%**	**25.9%**	

2018 Fourth Quarter Results

Page 8

OPERATING RESULTS

CEMEX LATAM HOLDINGS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Total cement volume [1]	6,649	7,133	(7%)	1,679	1,679	0%
Total domestic gray cement volume	5,855	6,241	(6%)	1,489	1,485	0%
Total ready-mix volume	2,604	2,908	(10%)	659	712	(7%)
Total aggregates volume	6,265	6,985	(10%)	1,471	1,751	(16%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	(6%)	4%	7%
Panama	(18%)	(8%)	(14%)
Costa Rica	1%	(16%)	(14%)
Rest of CLH	(2%)	4%	6%
READY-MIX			
Colombia	(11%)	(8%)	2%
Panama	(15%)	(4%)	(17%)
Costa Rica	6%	(4%)	(6%)
Rest of CLH	(1%)	(15%)	32%
AGGREGATES			
Colombia	(14%)	(15%)	(0%)
Panama	(8%)	(10%)	(17%)
Costa Rica	9%	9%	(12%)
Rest of CLH	(23%)	(71%)	11%

2018 Fourth Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	1%	(5%)	(10%)
Panama	(1%)	(2%)	(0%)
Costa Rica	2%	(2%)	(4%)
Rest of CLH	(2%)	(4%)	(1%)
READY-MIX			
Colombia	0%	(6%)	(7%)
Panama	(7%)	(2%)	2%
Costa Rica	3%	7%	(1%)
Rest of CLH	(4%)	(6%)	(4%)
AGGREGATES			
Colombia	(1%)	(4%)	(9%)
Panama	1%	8%	(4%)
Costa Rica	(12%)	(9%)	(0%)
Rest of CLH	(9%)	(4%)	3%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - December 2018 vs. 2017	Fourth Quarter 2018 vs. 2017	Fourth Quarter 2018 vs. Third Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	2%	2%	(1%)
Panama	(1%)	(2%)	(0%)
Costa Rica	3%	4%	1%
Rest of CLH	1%	1%	1%
READY-MIX			
Colombia	0%	1%	1%
Panama	(7%)	(2%)	2%
Costa Rica	5%	14%	5%
Rest of CLH	(1%)	(1%)	(2%)
AGGREGATES			
Colombia	(0%)	4%	(0%)
Panama	1%	8%	(4%)
Costa Rica	(11%)	(3%)	5%
Rest of CLH	(4%)	0%	4%

For Rest of CLH, volume-weighted average prices.

2018 Fourth Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

CEMEX LatAm Holdings

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On September 27, after receiving the corresponding authorizations by local authorities, CEMEX Latam concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments. CEMEX Latam's operations in Brazil for the period from January 1 to December 31, 2018 and the year 2017 were reclassified and reported net of tax in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the period from January 1 to December 31, 2018 and the year 2017:

INCOME STATEMENT	Jan - Dec		Fourth Quarter	
(Millions of dollars)	**2018**	**2017**	**2018**	**2017**
Sales	26.6	36.4	(0.2)	10.3
Cost of sales and operating	(27.9)	(44.3)	0.2	(11.5)
Other expenses, net	(0.1)	(45.0)	-	(45.0)
Interest expense, net and others	(0.3)	0.1	(0.0)	(0.0)
Income (loss) before income tax	**(1.6)**	**(52.7)**	**(0.0)**	**(46.2)**
Income tax	0.3	19.6	-	18.6
Loss of discontinued operations	**(1.3)**	**(33.1)**	**(0.0)**	**(27.6)**
Result in sale, withholding and Fx reclassification	(8.2)	-	(0.1)	-
Net loss of discontinued operations	**(9.6)**	**(33.1)**	**(0.2)**	**(27.6)**

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - December		January - December		Fourth Quarter	
	2018 EoP	2017 EoP	2018 average	2017 average	2018 average	2017 average
Colombian peso	3,249.75	2,984.00	2,972.04	2,957.89	3,230.74	3,000.51
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	611.75	572.56	581.56	572.30	608.53	571.08
Euro	0.87	1.05	0.85	1.10	0.88	1.07

Amounts provided in units of local currency per US dollar.

2018 Fourth Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2018 Fourth Quarter Results Page 12